Filed Pursuant To Rule 433

Registration No. 333-209926

September 13, 2016

Gold, Dividend ETFs Are in Fashion for Autumn

Interview with Dave Mazza of SSGA on TheStreet.com

September 9, 2016

GREGG GREENBERG: Dave Mazza, let’s talk about some SPDR ETFs for the fall. We’ll start off with the GLD. It’s attracted enormous assets this year, as gold has risen 26 percent. Will it continue to do well heading into the fall?

DAVID MAZZA: Yeah, GLD’s attracted the most funds out of any ETF this year. But actually, we expect that to be continued growth in GLD assets, because as you know, we’re just heading into the political campaign. The candidates are really going after each other. And then, obviously in the back of everyone’s mind, it’s what is the Federal Reserve going to do? But it’s not just the Fed, of course, it’s what’s going to go on with the Bank of Japan and the ECB. All of that plays into uncertainty, and that’s why GLD can play a role in your portfolio.

GREGG GREENBERG: Next, let’s talk about the XLRE. This is the real estate select sector SPDR. Real estate’s getting its own classification. Good for real estate. No longer is it going to be considered a financial. I guess this is going to push a lot of people into this sector, right?

DAVID MAZZA: That’s absolutely correct. So no longer is real estate just going to be considered part of financials as an industry. It’s going to be its own sector. And this is exciting because now real estate really is on the map, if you will. And XLRE, a relatively newer fund, but now it’s attracted over $3 billion of assets. And if you look actually at real estate of all the sectors, it’s attracted the most, as investors are looking at real estate in the low income environment, but also in the fact that it’s just a good way to diversify your portfolio.

GREGG GREENBERG: Next, the SDY is your dividend ETF. That said, it’s had a great year, up 17 percent, but it’s been flat since mid-July. So will it get a little bit more spark heading into the fall?

DAVID MAZZA: We saw some early gains out of the dividend payers. And a lot of folks are questioning whether or not dividend stocks are over-valued. I think a lot of this is investors are looking ahead at what the Federal Reserve may do. And certainly, if the Fed raises rates, we may see dividend payers in more of those safer stocks underperform. However, I actually think expectations for a Fed rate hike need to continue to be pushed out, meaning that the dividend stocks may continue to be attractive.

GREGG GREENBERG: All right. And then finally, for the fall, you are recommending the TOTL. This is the DoubleLine total return fund. It’s managed by Jeff Gundlach over at DoubleLine, and he’s the bond king. But he’s also said recently that bonds are overvalued. He’s also said not too long ago that people should just sell everything. So why do you want to own this particular ETF from the guy who says, “Sell everything.”

DAVID MAZZA: Well, Jeffrey Gundlach can make some big calls out there. But as we know, investors need to stay diversified to meet whatever goals they have. And actually, the way TOTL is constructed and managed by Jeffrey Gundlach and his team there is to balance all the risks out there. They’re balancing credit risks, balancing interest rate risk. So it’s just a great core holding that can provide investors with improved income relative to the [AG], greater stability and diversification.

GREGG GREENBERG: All right. Well, thanks a lot, Dave.

DAVID MAZZA: Thanks for having me.

GREGG GREENBERG: And thank you, for watching “The Street.”

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.